# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3.AI, INC., CIK 0001577526
CUSIP: 12468P104
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1400 SEAPORT BLVD, REDWOOD CITY, California (CA), 94063
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-021927
Filed by CIK 0001031530

## Reporting persons
- THOMAS M SIEBEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 27,368,188; shared voting power 0; sole dispositive power 27,368,188; shared dispositive power 0; aggregate amount beneficially owned 27,368,188 (17.2% of the class)
- The Siebel Living Trust u/a/d 7/27/93, as amended: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 4,582,922; shared voting power 0; sole dispositive power 4,582,922; shared dispositive power 0; aggregate amount beneficially owned 4,582,922 (3.3% of the class)
- Siebel Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 170,294; shared voting power 0; sole dispositive power 170,294; shared dispositive power 0; aggregate amount beneficially owned 170,294 (0.1% of the class)
- Siebel Asset Management III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 72,695; shared voting power 0; sole dispositive power 72,695; shared dispositive power 0; aggregate amount beneficially owned 72,695 (0.1% of the class)
- First Virtual Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 509,216; shared voting power 0; sole dispositive power 509,216; shared dispositive power 0; aggregate amount beneficially owned 509,216 (0.4% of the class)
- The Siebel 2011 Irrevocable Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 1,237,115; shared voting power 0; sole dispositive power 1,237,115; shared dispositive power 0; aggregate amount beneficially owned 1,237,115 (0.9% of the class)

## Item 1. Issuer
Name of issuer: C3.AI, INC.
Address of issuer's principal executive offices: 1400 SEAPORT BLVD, REDWOOD CITY, CA, 94063.

## Item 10. Certifications
Not applicable.

## Signatures
- THOMAS M SIEBEL: /s/ Thomas M. Siebel, Thomas M. Siebel (11/14/2025)
- The Siebel Living Trust u/a/d 7/27/93, as amended: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended (11/14/2025)
- Siebel Asset Management, L.P.: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended (11/14/2025)
- Siebel Asset Management III, L.P.: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Trustee of The Siebel Living Trust u/a/d 7/27/93, as amended (11/14/2025)
- First Virtual Holdings, LLC: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Chairman (11/14/2025)
- The Siebel 2011 Irrevocable Children's Trust: /s/ Thomas M. Siebel, By: Thomas M. Siebel, Co-Trustee (11/14/2025)